UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 17, 2002

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
July 17, 2002

Item 5. Other Events

On July 17, 2002, First Midwest Bancorp, Inc. issued a press release announcing its earnings results for the quarter and six months ended June 30, 2002. This press release, dated July 17, 2002, is attached as Exhibit 99 to this report.

Item 7. Financial Statements and Exhibits

   (a) and (b) not applicable

   (c) Exhibit Index:

   99   Press Release issued by First Midwest Bancorp, Inc. dated July 17, 2002.

The following Items are not applicable for this Form 8-K:

   Item 1.   Changes in Control of Registrant

   Item 2.   Acquisition or Disposition of Assets

   Item 3.   Bankruptcy or Receivership

   Item 4.   Changes in Registrant's Certifying Accountant

   Item 6.   Resignations of Registrant's Directors

   Item 8.   Change in Fiscal Year

   Item 9.   Sales of Equity Securities Pursuant to Regulation S

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           First Midwest Bancorp, Inc.
                                           _____
                                                    (Registrant)

Date: July 17, 2002   /s/ DONALD J. SWISTOWICZ
                                           _____
                                              Donald J. Swistowicz
                                              Executive Vice President

Exhibit 99

News Release
First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO] **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE   **CONTACT:** **Michael L. Scudder**

                                                                                  (630) 875-7283

TRADED: **Nasdaq**   **James M. Roolf**

SYMBOL: **FMBI**   **(630) 875-7463**

FIRST MIDWEST REPORTS
RECORD SECOND QUARTER RESULTS:
2ND QUARTER UP 17.5% - SIX MONTHS UP 19.5%

2ND QUARTER 2002 HIGHLIGHTS:

- **Record EPS of $.47 vs. $.40 Last Year & $.46 Consensus**

- **Record ROAA of 1.57% vs. 1.41% Last Year**

- **Record ROAE of 19.6% vs. 17.7% Last Year**

- **Net Interest Margin of 4.43% vs. 4.04% Last Year**

- **Efficiency Ratio of 49.2% vs. 50.5% Last Year**

- **Nonperforming Loans Down 22% Linked-Quarter and at Record Low of .35% of Gross Loans**

ITASCA, IL, JULY 17, 2002 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today reported net income for second quarter ended June 30, 2002 increased to a record $22.9 million, or $.47 per diluted share, as compared to 2001's like quarter of $20.3 million, or $.40 per diluted share, representing an increase of 17.5% on a diluted share basis. Performance for the current quarter resulted in a record annualized return on average assets of 1.57% as compared to 1.41% for the like quarter of 2001 and a record annualized return on average equity of 19.6% as compared to 17.7% for the 2001 quarter. The elimination of goodwill amortization expense resulting from implementation of Financial Accounting Standard No. 142 (effective January 1, 2002) added $.5 million (after tax), or $.01 per share, to second quarter 2002 net income and diluted earnings per share, respectively, when compared to the same quarter in 2001.

For the first six months of 2002, net income increased to a record $45.0 million, or $.92 per diluted share, as compared to 2001's $39.6 million, or $.77 per diluted share, representing an increase of 19.5% on a diluted per share basis. Performance for the first six months of 2002 resulted in a record annualized return on average assets of 1.56% as compared to 1.39% for the like period of 2001 and an annualized return on average equity of 19.5% as compared to 17.4% for the 2001 period.

Continued Strong Net Interest Margin

Net interest margin for second quarter 2002 was 4.43%, a 39 basis point improvement over the 4.04% for 2001's like quarter. Stable interest rates, growth in lower cost core transactional deposits, and continued re-pricing of time deposits contributed to an 11 basis point improvement in second quarter net interest margin as compared to the first quarter 2002. Concurrent with this improvement, the Company continued to take steps during the quarter to insulate net interest income against the potential for rising interest rates. These steps included a reduction in liability sensitivity of the balance sheet through the lengthening of liabilities (primarily time deposits and borrowed funds), sales emphasis on variable rate loan products, and the move to a more neutral balance sheet position through the reinvestment of investment securities into shorter maturities. Although these strategies may dampen somewhat the momentum of improvement in net interest margin experienced over the last 4 quarters, the Company believes they will help stabilize future performance in this key component of the income statement.

Loan Growth and Funding

Total average loans for second quarter 2002 were 1.7% higher than the prior year's like quarter averages with all loan categories except 1-4 family real estate and indirect consumer experiencing growth. Excluding 1-4 family real estate, average loans for second quarter grew 3.8% from the prior year's like quarter. On a linked-quarter basis, total average loans were stable with increases in the commercial and real estate construction portfolios being offset by decreases in 1-4 family real estate and indirect consumer loans. While maintaining a strong focus on credit quality, loan growth continues to improve.

Total average deposits for second quarter 2002 increased 1.4% from the prior year's like quarter and 1.2% on a linked-quarter basis. Strategies to optimize funding sources were successfully executed during the second quarter. Thus, average balances maintained in lower cost demand, savings and now accounts grew 4.2% on a   linked-quarter basis and 15.7% from the prior year's like quarter. Conversely, more costly time deposit balances remained stable on a linked-quarter basis and declined by 11.3% on a prior year like quarter basis as pricing strategies encouraged customers to accept longer term maturities.

Noninterest Income and Expense

Total noninterest income for both second quarter 2002 and the first six months of 2002, declined by approximately 5% as compared to the prior year's like quarter and six month period.

For second quarter 2002 continued improvement in service charges on deposit accounts was offset by declining trust fees, corporate owned life insurance and other service charges, which are influenced by market conditions. Other income for second quarter 2002 declined by approximately 26% as compared to the prior year's like quarter due to a one-time gain being realized in 2001 from the sale of excess property. Corporate owned life insurance income decreased by approximately 14% in second quarter 2002 as compared to the prior year's like quarter and remained relatively stable on a linked-quarter basis. The decrease in the 2002 second quarter was related to the short duration of the assets underlying the insurance contracts being negatively impacted by the decrease in market interest rates that occurred during the third and fourth quarters of 2001, resulting in a lower level of income being credited on the life insurance assets.

Factoring out the 2001 goodwill amortization expense referred to previously, total noninterest expense for second quarter 2002 was 6.7% above the prior year's like quarter with the first six months of 2002 being 5.0% higher as compared to 2001. Salaries and benefits increased by approximately 6% in second quarter 2002 over 2001's like quarter due primarily to general salary increases and higher healthcare insurance costs. Other expenses increased by 9.8% in second quarter 2002 over 2001's like quarter due to nonrecurring expenses related to foreclosed asset remediation, consulting fees relative to customer retention initiatives, and the timing of various seasonal and sundry expenses with the same being offset by decreases in occupancy costs.

As a result of top line revenue growth from net interest income, the efficiency ratio for the second quarter 2002 was 49.2% as compared to 50.5% for 2001's like quarter and 49.7% for full year 2001.

Credit Quality

Reflective of a significant Company focus on credit quality and underwriting standards, nonperforming assets (nonperforming loans plus foreclosed assets) declined for the third consecutive quarter. In second quarter 2002, nonperforming loans dropped 22% on a linked-quarter basis and 42% as compared to the prior year like quarter. Nonperforming loans declined at June 30, 2002 to .35% of loans from .50% at year-end 2001 and to .61% at the end of second quarter 2001. Reflecting further credit quality improvement, loans 90 days or more past due and still accruing decreased by $1.2 million or 24.8% on a linked-quarter basis.

Net charge-offs for second quarter 2002 were .36% of average loans as compared to .34% for the 2001 like quarter and improved from .61% on a linked-quarter basis. Provisions for loan losses fully covered net charge-offs for second quarter 2002, resulting in the ratio of the reserve for loan losses to total loans at quarter-end being maintained at 1.41% as compared to 1.38% for the prior year like quarter.

As a consequence of the significant improvement in credit quality, the reserve for loan losses at June 30, 2002 represented 403% of nonperforming loans as compared to 228% at the end of 2001's second quarter and 283% at year-end 2001.

Dividends, Share Repurchases and Capital Management

During second quarter 2002 First Midwest paid a dividend of $.17 per share representing the 78th consecutive quarterly dividend paid by the Company since its formation in 1983. Based on the July 15, 2002 closing price of $26.83 per share, the current dividend rate represents an annual yield of 2.53%. Dividends paid by First Midwest in 2001 and each of the four preceding years have been determined to be exempt from Illinois income tax. Subject to change in current Illinois law, it is anticipated that dividends paid by First Midwest in 2002 will likewise be determined to be exempt from Illinois income tax.

The Company continued to repurchase its common stock during second quarter 2002 with approximately 500,000 shares being repurchased at an average price of approximately $28.86 per share; for the six months of 2002 approximately 900,000 shares have been repurchased at an average price of $28.66 per share. All such share repurchases were made utilizing excess cash on hand, and at such date the Parent Company continued to have no short or long-term debt. As of June 30, 2002 approximately 1.1 million shares remained under the Company's current 3.1 million share repurchase authorization.

As of June 30, 2002 the Company's Total Risk Based Capital and Tier 1 Risk Based Capital ratios were 11.10% and 9.99%, respectively, compared with the minimum "well capitalized" levels for regulatory purposes of 10% and 6%, respectively. The Company's Tier 1 Leverage Ratio as of such date was 7.44% and exceeded the regulatory minimum range of 3% - 5% required to be considered a "well capitalized" institution. As of June 30, 2002 First Midwest had capital of approximately $47.5 million in excess of the most restrictive regulatory minimum capital level required to be considered a "well capitalized" institution.

Outlook for Balance of 2002

The Company remains optimistic about its 2002 prospects even as significant economic uncertainties continue and the market turmoil of recent weeks unfolds. Given the strong earnings performance of the first and second quarters, the Company is comfortable with diluted earnings per share consensus estimates of $.47 for both third and fourth quarter 2002 resulting in diluted earnings per share of $1.86 for full year 2002. The $1.86 guidance would result in diluted earnings per share growth of 14% over 2001 and would exceed the full year 2002 consensus estimate of $1.83 and its implied growth of 12%. (A June 2002 research note of a leading brokerage specializing in bank stocks reported that First Midwest has met or exceeded consensus earnings estimates 19 of the last 20 quarters (95% of the time) through March 31, 2002.) This guidance is qualified by existent uncertainties, consequences and unfolding events as well as unknown factors that could negatively affect performance.

About the Company

With assets of approximately $6 billion, First Midwest is the largest independent and one of the overall largest banking companies in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management and related financial services to a broad array of customers through 69 offices located in more than 40 communities primarily in northern Illinois.

_____

Safe Harbor Statement

Statements made in this Press Release which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and business of First Midwest, including, without limitation, (i) loan and deposit growth, net interest income and margin, wholesale funding sources, provision and reserve for loan losses, nonperforming loan levels and net charge-offs, noninterest income and expenses, and diluted earnings per share growth rates for 2002, and (ii) statements preceded by, followed by or that include the words "may", "would", "could", "should", "expects", "projects", "anticipates", "believes", "estimates", "plans", "intends", "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond First Midwest's control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, in addition to those contained in First Midwest's reports on file with the Securities and Exchange Commission: general economic or industry conditions, nationally and/or in the communities in which First Midwest conducts business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, deposit flows, cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of First Midwest's loan and investment portfolios, changes in accounting principals, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting First Midwest's operations, products, services and prices.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. First Midwest does not undertake, and specifically disclaims, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Accompanying Financial Statements and Tables

Accompanying this press release is the following unaudited financial information:
- Operating Highlights, Balance Sheet Highlights and Stock Performance Data (1 page)
- Condensed Consolidated Statements of Condition (1 page)
- Condensed Consolidated Statements of Income (1 page)
- Selected Quarterly Data and Asset Quality (1 page)

Press Release and Additional Information Available on Website

This press release, the accompanying financial statements and tables and certain additional unaudited selected financial information (totaling 3 pages) are available through the "Investor Relations" section of First Midwest's website at *www.firstmidwest.com.*

Operating Highlights
Unaudited

(Amounts in thousands except per share data)	Quarters Ended June 30, 2002		2001	Six Months Ended June 30, 2002		2001
Net income	$	**22,934**	$ 20,291	$	**45,005**	$ 39,615
Diluted earnings per share	$	**0.47**	$ 0.40	$	**0.92**	$ 0.77
Return on average equity		**19.60%**	17.65%		**19.50%**	17.36%
Return on average assets		**1.57%**	1.41%		**1.56%**	1.39%
Net interest margin		**4.43%**	4.04%		**4.38%**	3.91%
Efficiency ratio		**49.15%**	50.46%		**48.22%**	50.89%

Balance Sheet Highlights
Unaudited

(Amounts in thousands except per share data)	**June 30, 2002**		June 30, 2001
Total assets	$	**5,910,959**	$ 5,773,049
Total loans		**3,392,481**	3,372,754
Total deposits		**4,224,840**	4,162,607
Stockholder's equity		**477,162**	452,713
Book value per share		**$9.91**	$9.03
Period end shares outstanding		**48,165**	50,112

Stock Performance Data
Unaudited

	Quarters Ended June 30, 2002		2001	Six Months Ended June 30, 2002		2001
Market Price:						
Quarter End	$	**27.78**	$ 24.68	$	**27.78**	$ 24.68
High	$	**32.16**	$ 24.68	$	**32.16**	$ 24.68
Low	$	**26.24**	$ 22.01	$	**26.24**	$ 20.65
Quarter end price to book value		**2.8 X**	2.7 x		**2.8 x**	2.7 x
Quarter end price to consensus estimated 2002 earnings		**15.2 X**	N/A		**15.2 x**	N/A
Dividends declared per share	$	**0.17**	$ 0.16	$	**0.34**	$ 0.32

Condensed Consolidated Statements of Condition

Unaudited [1]

(Amounts in thousands)	June 30, 2002	June 30, 2001
Assets		
Cash and due from banks	$ **184,792**	$ 181,709
Funds sold and other short-term investments	**14,529**	23,623
Securities available for sale	**1,968,647**	1,843,645
Securities held to maturity, at amortized cost	**95,138**	96,810
Loans	**3,392,481**	3,372,754
Reserve for loan losses	**(47,818)**	(46,705)
Net loans	**3,344,663**	3,326,049
Premises, furniture and equipment	**80,652**	79,923
Investment in corporate owned life insurance	**138,287**	131,576
Accrued interest receivable and other assets	**84,251**	89,714
Total assets	$ **5,910,959**	$ 5,773,049
Liabilities and Stockholders' Equity		
Deposits	$ **4,224,840**	$ 4,162,607
Borrowed funds	**1,145,351**	1,103,410
Accrued interest payable and other liabilities	**63,606**	54,319
Total liabilities	**5,433,797**	5,320,336
Common stock	**569**	569
Additional paid-in capital	**71,441**	77,381
Retained earnings	**566,133**	511,312
Accumulated other comprehensive income (loss)	**26,087**	(1,405)
Treasury stock, at cost	**(187,068)**	(135,144)
Total stockholders' equity	**477,162**	452,713
Total liabilities and stockholders' equity	$ **5,910,959**	$ 5,773,049

(1) While unaudited, the Condensed Consolidated Statements of Condition have been prepared in accordance with accounting principles generally accepted in the United States and, as of June 30, 2001, are derived from quarterly financial statements and footnote information upon which Ernst & Young, LLP First Midwest's independent external auditors, has rendered a Quarterly Review Report; Ernst & Young is currently in the process of completing their Quarterly Review Report for the quarter ended June 30, 2002.

Condensed Consolidated Statements of Income *Unaudited* [1]	Quarters Ended June 30,		Six Months Ended June 30,	
(Amounts in thousands except per share data)	**2002**	2001	**2002**	2001
Interest Income				
Loans..	$ **56,719**	$ 67,850	$ **113,656**	$ 137,062
Securities	**27,353**	31,033	**54,197**	64,269
Other	**169**	279	**331**	472
Total interest income	**84,241**	99,162	**168,184**	201,803
Interest Expense				
Deposits...	**21,241**	36,234	**43,857**	76,351
Borrowed funds...	**6,704**	12,563	**13,784**	28,199
Total interest expense..	**27,945**	48,797	**57,641**	104,550
Net interest income	**56,296**	50,365	**110,543**	97,253
Provision for Loan Losses...	**3,100**	4,065	**8,155**	7,523
Net interest income after provision for loan losses.....	**53,196**	46,300	**102,388**	89,730
Noninterest Income				
Service charges on deposit accounts	**6,219**	6,089	**11,975**	11,581
Trust and investment management fees	**2,551**	2,648	**5,259**	5,321
Other service charges, commissions, and fees.................	**4,458**	4,628	**8,751**	8,895
Corporate owned life insurance income	**1,739**	2,019	**3,437**	4,287
Securities gains, net..	**24**	(2)	**24**	702
Other	**1,391**	1,887	**3,078**	3,409
Total noninterest income	**16,382**	17,269	**32,524**	34,195
Noninterest Expense				
Salaries and employee benefits	**20,217**	19,097	**39,776**	37,535
Occupancy expenses	**3,598**	3,819	**7,113**	7,933
Equipment expenses	**1,972**	1,889	**3,854**	3,843
Technology and related costs...	**2,551**	2,558	**5,017**	5,099
Other	**10,276**	9,356	**18,490**	17,402
Total noninterest expense...	**38,614**	36,719	**74,250**	71,812
Income before taxes...	**30,964**	26,850	**60,662**	52,113
Income tax expense...	**8,030**	6,559	**15,657**	12,498
Net Income	$ **22,934**	$ 20,291	$ **45,005**	$ 39,615
Diluted Earnings Per Share	$ **0.47**	$ 0.40	$ **0.92**	$ 0.77
Dividends Declared Per Share.....................................	$ **0.17**	$ 0.16	$ **0.34**	$ 0.32
Weighted Average Diluted Shares Outstanding	**48,774**	50,921	**48,909**	51,138

(1) *While unaudited, the Condensed Consolidated Statements of Income have been prepared in accordance with accounting principles generally accepted in the United States and, for the quarter and six months ended June 30, 2001 and the quarter ended March 31, 2002, are derived from quarterly financial statements and footnote information upon which Ernst & Young, LLP First Midwest's independent external auditors, has rendered a Quarterly Review Report; Ernst & Young is currently in the process of completing their Quarterly Review Report for the quarter ended June 30, 2002.*

Selected Quarterly Data

Unaudited	Year to Date		Quarters Ended				
(Amounts in thousands except per share data)	**2002**	2001	**6/30/02**	3/31/02	12/31/01	9/30/01	6/30/01
Net interest income	**$ 110,543**	$ 97,253	**$ 56,296**	$ 54,247	$ 53,848	$ 53,279	$ 50,365
Provision for loan losses	**8,155**	7,523	**3,100**	5,055	6,313	5,248	4,065
Noninterest income	**32,524**	34,195	**16,382**	16,142	17,433	17,238	17,269
Noninterest expense......................................	**74,250**	71,812	**38,614**	35,636	36,660	36,884	36,719
Net income	**45,005**	39,615	**22,934**	22,071	21,274	21,249	20,291
Diluted earnings per share	**$ 0.92**	$ 0.77	**$ 0.47**	$ 0.45	$ 0.43	$ 0.42	$ 0.40
Return on average equity..............................	**19.50%**	17.36%	**19.60%**	19.39%	18.24%	18.57%	17.65%
Return on average assets...............................	**1.56%**	1.39%	**1.57%**	1.55%	1.47%	1.47%	1.41%
Net interest margin.......................................	**4.38%**	3.91%	**4.43%**	4.32%	4.33%	4.27%	4.04%
Efficiency ratio	**48.22%**	50.89%	**49.15%**	47.26%	48.08%	48.92%	50.46%
Period end shares outstanding.....................	**48,165**	50,112	**48,165**	48,534	48,725	49,109	50,112
Book value per share	**$ 9.91**	$ 9.03	**$ 9.91**	$ 9.21	$ 9.18	$ 9.31	$ 9.03
Dividends declared per share	**$ 0.34**	$ 0.32	**$ 0.17**	$ 0.17	$ 0.17	$ 0.16	$ 0.16

Asset Quality

Unaudited	Year to Date		Quarters Ended				
(Amounts in thousands)	**6/30/02**	6/30/01	**6/30/02**	3/31/02	12/30/01	9/30/01	6/30/01
Nonperforming loans....................................	**$ 11,879**	$ 20,518	**$ 11,879**	$ 15,277	$ 16,847	$ 21,425	$ 20,518
Foreclosed real estate..................................	**4,582**	2,425	**4,582**	4,289	3,630	3,651	2,425
Loans past due 90 days and still accruing.	**3,564**	5,187	**3,564**	4,739	5,783	6,117	5,187
Nonperforming loans to loans.....................	**0.35%**	0.61%	**0.35%**	0.45%	0.50%	0.62%	0.61%
Nonperforming assets to loans plus foreclosed real estate................................	**0.48%**	0.68%	**0.48%**	0.58%	0.61%	0.73%	0.68%
Reserve for loan losses to loans..................	**1.41%**	1.38%	**1.41%**	1.42%	1.42%	1.38%	1.38%
Reserve for loan losses to nonperforming loans..	**403%**	228%	**403%**	313%	283%	223%	228%
Provision for loan losses	**$ 8,155**	$ 7,523	**$ 3,100**	$ 5,055	$ 6,313	$ 5,248	$ 4,065
Net loan charge-offs	**8,082**	5,911	**3,056**	5,026	6,313	4,208	2,781
Net loan charge-offs to average loans.......	**0.48%**	0.36%	**0.36%**	0.61%	0.73%	0.49%	0.34%